

Mail Stop 4546

June 29, 2017

Ms. Valerie Palmieri
President and Chief Executive Officer
Vermillion, Inc.
12117 Bee Caves Road, Building Three, Suite 100
Austin, TX 78738

Re: Vermillion, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed March 31, 2017
File No. 001-34810

Dear Ms. Palmieri:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

        Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
Note 2: Recent Accounting Pronouncements, page F-10

1.   You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise future filings to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted, and provide us with a sense of the disclosures that you intend to include in future filings. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountants Keira Nakada at (202) 551-3659 or Jim Peklenk at (202) 551-3661 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance